Exhibit 99.1
CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
FOR IMMEDIATE RELEASE
CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
Q2 2006 PERFORMANCE
Singapore, August 11, 2006 — China Yuchai International Limited (CYI) today announced its performance for the quarter ended June 30, 2006 with a net income of Rmb50.2 million (US$6.2 million) as compared to a net income of Rmb85.9 million (US$10.4 million) for the same period in 2005.
Net sales of Rmb1,874.4 million (US$233.3 million) for the quarter ended June 30, 2006 represent an increase of 7% compared to Rmb1,754.4 million (US$212.0 million) for the same period last year. Total unit sales of 77,023 diesel engines for the quarter ended June 30, 2006 by our subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”) was 14% higher than the 67,581 unit sales of diesel engines for the same period last year. This increase in net sales was primarily attributable to higher demand for light-duty and industrial diesel engines.
Net sales of Rmb3,627.9 million (US$451.6 million) for the six months ended June 30, 2006 represent an increase of approximately 3% compared to Rmb3,515.3 million (US$424.7 million) for the same period last year. Total unit sales of 157,143 diesel engines for the six months ended June 30, 2006 was approximately 13% higher than the 138,514 unit sales of diesel engines for the same period last year. This was mainly due to the strong unit sales arising from Yuchai’s 4-series light-duty diesel and industrial engines.
The overall gross margin of 19.6% for the six months ended June 30, 2006 was 19% lower than the 24.2% gross margin of the same period last year mainly due to product sales mix and higher raw material costs. Yuchai sold 32% more of the lower margin light-duty diesel engines in the first half of 2006 compared to same period in 2005.
The increase in research and development costs is mainly due to higher expenditure relating to Yuchai’s engine development on Euro III and IV compliant engines.
For the six months ended June 30, 2006, selling, general and administrative expenses increased by approximately 3% due mainly to higher general and other higher operating expenses.
CYI’s share of equity loss in affiliates arising from CYI’s investments in Thakral Corporation Ltd and LKN-Primefield Limited amounted to Rmb7.6 million (US$0.9 million) for the six months ended June 30, 2006.
In the period ended June 30, 2006, trade account receivables increased as a result of higher sales volume and normal seasonality factors. Bank borrowings have increased for the period ended June 30, 2006 mainly due to increased capital expenditure payments made and higher working capital requirements during that six month period. During the quarter ended June 30, 2006, Yuchai entered into a credit facility with China Minsheng Bank to issue Rmb1.0 billion of bonds the proceeds of which are intended to be used for Yuchai’s general working capital requirements and to refinance its existing short-term bank loans. These bonds carry an interest coupon rate of 3.80% per annum which is lower than the normal term loan rates. An initial amount of Rmb500 million was received for the

CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
quarter ended June 30, 2006 and part of these funds are reported in the cash balances account intended to pay down Yuchai’s bank loans.
Basic and diluted net income per share for the six months ended June 30, 2006 was Rmb3.49 (US$0.44) compared to a basic and diluted net income per share of Rmb7.29 (US$0.88) for the same period in 2005.
Mr Philip Ting, Director and CFO commented that “the Chinese government has announced that economic growth accelerated to an estimated 11.3% in the second quarter 2006 as a result of higher manufacturing investments and exports. This led to higher demand for trucks and buses in China. Yuchai’s unit sales of diesel engines increased by approximately 13% for the six months ended June 30, 2006 as compared to the same period last year. This increase in unit sales is mainly in the lower margin 4-series light-duty engines and industrial engines. Most customers purchased mini-trucks and buses with light-duty diesel engines due to their affordability. This has been attributed to the tightening of the credit supply within the banking sector in China as part of the Chinese government’s attempts to reduce the overheating of the economy.
Yuchai has also seen an increased level of acceptance of the new super heavy-duty diesel engine — 6L/6M (previously called 6113) which achieved unit sales of 1,691 compared to 836 units sales for same period in 2005. Management believes that the future of this engine remains positive over the longer term because of anticipated demand for bigger trucks and buses in China.”
General Information
Yuchai has a strong brand name in China, with an extensive sales and marketing network. Yuchai’s products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.
CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO
Note 1: The Company’s functional and reporting currency is Renminbi; the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb7.9956 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2006 or at any other date.
Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the period ended June 30, 2006
(RMB and US$ amounts expressed in thousands, except per share data)

	For Quarter ended June 30,			For six months ended June 30,

	2005	2006	2006	2005	2006	2006
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	US$’000

Net sales	1,754,368	1,874,421	233,343	3,515,325	3,627,904	451,631
Cost of goods sold	1,398,360	1,530,227	190,495	2,663,430	2,916,509	363,071

Gross profit	356,008	344,194	42,848	851,895	711,395	88,560

Research and development cost	27,583	45,152	5,621	64,571	77,923	9,700
Selling, general and administrative expenses	195,943	202,383	25,194	378,421	389,932	48,542

Operating income	132,482	96,659	12,033	408,903	243,540	30,318
Finance cost	15,606	30,948	3,853	25,468	53,228	6,626
Other net income	(11,611)	(19,985)	(2,488)	(15,043)	(22,097)	(2,751)
Share of equity in (income)/loss of affiliates	(2,304)	7,453	928	(2,304)	7,573	943

Income before income taxes and minority interests	130,791	78,243	9,740	400,782	204,836	25,500

Income tax expense	19,870	12,249	1,525	62,107	32,806	4,084

Income before minority interests	110,921	65,994	8,215	338,675	172,030	21,416

Minority interests in income of consolidated subsidiaries	25,016	15,841	1,972	79,125	41,786	5,202

Net income	85,905	50,153	6,243	259,550	130,244	16,214

Net income per common share	Rmb	Rmb	US$	Rmb	Rmb	US$
Basic and diluted	2.39	1.35	0.17	7.29	3.49	0.44

Weighted average number of shares outstanding	35,869,580	37,267,673	37,267,673	35,606,253	37,267,673	37,267,673
Note: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb8.0329 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2006 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Balance Sheet Items
(Rmb and US$ amounts expressed in thousands)

	As of	As of
	December 31, 2005	June 30, 2006
	(Audited)	(Unaudited)

	RMB	RMB	US$

Cash Balances	736,195	990,420	123,871

Trade Accounts Receivable, Net	1,146,227	1,942,668	242,967

Inventories, Net	1,636,283	1,564,644	195,688

Investment in Affiliated Companies	185,619	198,684	24,849

Net Current Assets	959,401	171,368	21,433

Total Assets	6,613,785	8,317,384	1,040,245

Trade Accounts Payable	1,642,980	2,053,319	256,806

Short-Term and Long-Term Borrowings	962,835	2,180,051	272,656

Shareholders’ equity and accumulated other comprehensive income	2,667,041	2,786,220	348,469

Note: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb7.9956 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2006 or at any other date.